UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Expion360 Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30218B209

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30218B209	Schedule 13G	Page 2 of 9

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,683 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,683 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,683 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”), such shares and percentage are based on 555,770 shares of common stock, par value $0.001 per share (“Common Stock”), outstanding as of August 9, 2024, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 14, 2024 (the “Form 10-Q”), and consists of 61,683 shares of Common Stock that may be issued upon exercise of a Common Stock purchase warrant directly held by the reporting person (the “Warrant”), subject to a 9.99% beneficial ownership limitation provision. Such numbers of shares of Common Stock give effect to the issuer’s 1-for-100 reverse stock split of its outstanding shares of Common Stock that was effected on October 8, 2024 (the “Reverse Stock Split”).

CUSIP No. 30218B209	13G	Page 3 of 9

1.	NAMES OF REPORTING PERSONS 3i Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,683 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,683 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,683 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 555,770 shares of Common Stock outstanding as of August 9, 2024, as disclosed in Form 10-Q, and consists of 61,683 shares of Common Stock that may be issued upon exercise of the Warrant indirectly held by the reporting person, subject to a 9.99% beneficial ownership limitation provision. Such numbers of shares of Common Stock give effect to the Reverse Stock Split.

CUSIP No. 30218B209	13G	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 61,683 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 61,683 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,683 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 555,770 shares of Common Stock outstanding as of August 9, 2024, as disclosed in the Form 10-Q, and consists of 61,683 shares of Common Stock that may be issued upon exercise of the Warrant indirectly held by the reporting person, subject to a 9.99% beneficial ownership limitation provision. Such numbers of shares of Common Stock give effect to the Reverse Stock Split.

CUSIP No. 30218B209	13G	Page 5 of 9

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2024 (the “Schedule 13G”). The purpose of this Amendment No. 1 is to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to reflect the issuer’s 1-for-100 reverse stock split of its outstanding shares of common stock that was effected on October 8, 2024 (the “Reverse Stock Split”), as well as to update Item 2(e) in respect of the Reverse Stock Split.

Item 1.

(a)	Name of Issuer Expion360 Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at 2025 SW Deerhound Avenue, Redmond, Oregon 97756.

Item 2.

(a)

Name of Person Filing

This Amendment No. 1 is being filed jointly by:

(i) 3i, LP, a Delaware limited partnership (“3i”);

(ii) 3i Management, LLC, a Delaware limited liability company (“3i Management”); and

(iii) Maier Joshua Tarlow (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit I to the Schedule 13G, pursuant to which they have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of the Principal Office or, if none, residence The address of the principal office for each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, New York 10013.

(c)	Citizenship 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number 30218B209

CUSIP No. 30218B209	13G	Page 6 of 9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

The information required by this Item 4 with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 555,770 shares of Common Stock outstanding as of August 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2024, filed by the Issuer with the SEC on August 14, 2024, and (ii) up to 100,000 shares of Common Stock that may be issued upon full exercise of a Common Stock purchase warrant held by 3i (the “Warrants”), which exercises are subject to a 9.99% beneficial ownership limitation provision. Such ownership percentages give effect to the Reverse Stock Split.

3i is the holder of Warrants to purchase up to 61,683 shares of Common Stock, after giving effect to the Reverse Stock Split and the 9.99% beneficial ownership limitation provision in such Warrants. Pursuant to such beneficial ownership limitation provision, 3i is prohibited from exercising the Warrants if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

Consequently, 3i is the beneficial owner of 61,683 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit I filed with the Schedule 13G.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 30218B209	13G	Page 7 of 9

Item 10.  Certification.

By signing below each of the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 30218B209	13G	Page 8 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024	3i, LP

	By:	3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 30218B209	13G	Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2024 (incorporated by reference to Exhibit I to the Schedule 13G filed by the Reporting Persons with the SEC on February 5, 2024).